EXHIBIT 99.1

Rio Tinto

Notice to ASX/LSE

Rio Tinto releases first quarter 2026 production results

21 April 2026

9% YoY CuEq[1] growth from our three value-generating, world-leading businesses

Rio Tinto Chief Executive Simon Trott said: “Safety is the foundation of our business. The tragic loss of two colleagues this year, at Simandou and Kennecott, is a stark reminder that we must ensure everyone goes home safely at the end of every shift.

“Operating excellence drove 9% YoY copper equivalent[1] production growth across our portfolio as the Oyu Tolgoi copper mine continues to ramp up as planned and our integrated aluminium business, again, delivered a strong performance. Our Pilbara iron ore mines performed strongly, while shipments were impacted by two cyclones in the quarter. We achieved the historic land exchange at Resolution Copper, with our project team focused on unlocking the next phase of one of the world’s largest untapped copper deposits.

“The unmatchable mix and scale of our portfolio has ensured growth and supply chain resilience against changing operating conditions as we continue to closely monitor the evolving situation in the Middle East. Our stronger, sharper, simpler way of working is enabling us to move at pace to achieve productivity benefits across the business. The first $650m of annualised benefits is now fully implemented, as promised, with substantially more underway.”

1. Executive Summary

- **Operational excellence:** 9% YoY increase in copper equivalent (CuEq)[1] production.
- **Copper:** Production rose 9% YoY, supported by the continued successful ramp-up of Oyu Tolgoi. Drilling at Resolution is now underway following completion of the land exchange in March.
- **Iron ore:** Second highest Q1 Pilbara production since 2018, up 13% YoY, with sales up 2% YoY. Tropical cyclones impacted Pilbara shipments by approximately 8 Mt, with around half expected to be recovered. The first full SimFer shipment of high-grade Simandou product was successfully delivered to China with first sales realised in April.
- **Aluminium:** Strength and agility again demonstrated across our integrated value chain, offsetting weather-related disruptions in bauxite.
- **Lithium:** Fenix 1B and Sal de Vida achieved mechanical completion as planned, with first production on track for H2 2026.

Production and sales[2]		Q1 2026	vs Q1 2025	2026 guidance[10]	Guidance status
Global iron ore production[3] (100% basis)	Mt[9]	82.8	+12%	NA	NA
Pilbara iron ore production (100% basis)	Mt[9]	78.8	+13%	NA	NA
Global iron ore sales[4] (100% basis)	**Mt[9]**	**75.7**	**+2%**	**343 - 366**	**Unchanged**
Pilbara iron ore sales[5] (100% basis)	Mt[9]	72.4	+2%	323 - 338	Unchanged
Bauxite production	**Mt**	**13.3**	**-11%**	**58 - 61**	**Unchanged**
Alumina production[6]	**Mt**	**2.0**	**+6%**	**7.6 - 8.0**	**Unchanged**
Aluminium production[7]	**Mt**	**0.84**	**+1%**	**3.25 - 3.45**	**Unchanged**
Lithium carbonate equivalent (LCE) production[8]	**kt**	**12.7**	**NA**	**61 - 64**	**Unchanged**
Copper production (consolidated basis)	**kt**	**229**	**+9%**	**800 - 870**	**Unchanged**

[1] Copper equivalent (CuEq) volume = Rio Tinto’s share of production volume / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long-term consensus prices. [2] Rio Tinto share unless otherwise stated. [3] Iron Ore production for Pilbara operations and Iron Ore Company of Canada (IOC) refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents crushed ore at the SimFer mine gate before train loading: final (tertiary) crushing of Simandou ore takes place in China. [4] Includes all shipments from Pilbara and IOC, including those to our Portside trading business; excludes shipments from our Portside trading business. It also includes Simandou sales, representing ore which has been through tertiary crushing in China and collected by the customer. There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China, tertiary crushing in China and collection of final product by the customer. 2026 sales guidance (100% basis) is 15-18 Mt for IOC and 5-10 Mt for Simandou. [5] Pilbara iron ore guidance remains subject to the timing of approvals for planned mining areas and heritage clearances. [6] QAL production now included on a 100% basis. [7] Includes primary aluminium only. [8] Q1 2025 LCE production from Arcadium was 17.2kt (20.0kt on a 100% basis) of which 5.6kt was produced since completion of the acquisition in March (6.5kt on a 100% basis), lithium carbonate equivalent shipments from Arcadium was 12.1kt (15.2kt on a 100% basis) of which 3.8kt was shipped since completion of the acquisition in March 2025 (5.0kt on a 100% basis). Production from Rincon starter plant is now included in Q1 2026. [9] Wet metric tonnes. [10] See further notes in Section 2, 2026 guidance.

Rio Tinto | First quarter operations review 1

Safety Safety remains our highest priority. We are sharpening our focus on safety at every level, simplifying and strengthening our standards to concentrate on what matters most, reinforced by discipline in compliance. Central to this is a renewed focus on critical risk management - ensuring that the controls designed to prevent fatalities are clearly understood, consistently applied and personally owned by leaders. Following the tragic fatalities at Simandou and Kennecott during the quarter, both operations were immediately shut down and progressively restarted once conditions allowed. At the Kennecott underground project, a staged restart commenced from 16 April. 2. Guidance Production/sales guidance • 2026 production/sales guidance is unchanged.1 Unit cost guidance • 2026 unit cost guidance is unchanged. 2026 Guidance Pilbara iron ore unit cash costs, free on board (FOB) basis - US$ per wet metric tonne 23.5 - 25.02 Australian dollar exchange rate 0.67 Copper C1 net unit costs (Kennecott, Oyu Tolgoi and Escondida) - US cents per lb 65 - 75 3. Group update Expenditure on exploration and evaluation • Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the Income Statement in Q1 2026 was $180 million which included expenditure associated with the land exchange at Resolution, compared with $141 million in 2025. Approximately 53% of the spend was by Copper product group, 29% by central exploration, 17% by Iron Ore product group and 1% by Aluminium & Lithium product group. Productivity benefits • By March, as planned, we had implemented the initiatives that are contributing $650m of annualised benefits. These include operational improvements, right sizing central functions and a streamlining of organisational expenses and non-operational initiatives. We are now pursuing further significant improvements focused on throughput, operating costs and central costs to deliver additional benefits over the coming years, beyond the $650m already in place. Middle East conflict • To date: on the supply-side, the direct impacts on our operations have been limited, while our commodity prices have responded favourably. Our scale, global reach and sophisticated supply chains provide a resilient foundation and have enabled the business to operate normally. ◦ Global businesses: Aluminium - the strength of our vertically integrated value chain, with our business advantageously positioned across the Americas, Asia Pacific and Europe, has ensured security of supply to our customers. Iron Ore, Copper, Lithium - operations remained largely unaffected, with no material disruption to supply chains. ◦ Diesel: we consume ~1.6bn litres of diesel annually, around two-thirds in the Pilbara. Despite higher diesel prices steepening the cost curve, our cost position is resilient, underpinned by scale and global supply-chain leverage. ◦ Other business inputs (such as jet fuel, caustic soda and others): prices rose, however, there was no disruption to our business. On sulphuric acid, we are a net long producer globally via our Kennecott smelter. • We continue to monitor the evolving global impact closely and have contingency plans in place. However, we have relatively limited visibility of how the ongoing conflict will affect supply chains in H2. 1 Guidance remains subject to weather impacts. 2 Pilbara iron ore: subject to the impact of higher diesel prices and foreign exchange. From May, each $10/bbl movement in oil prices (including refining margins) is estimated to impact Pilbara unit costs by approximately $0.15/t, subject to exchange rates and broader inflationary pressures arising from higher diesel prices. Rio Tinto | First quarter operations review 2

4. Our markets Global economy: whilst there was good momentum in Q1, with US manufacturing activity accelerating and strong Chinese industrial production and exports, the outbreak of conflict in the Middle East has led to some uncertainty. Chinese economy: real GDP growth accelerated from 4.5% YoY in Q4 2025 to 5% in Q1 2026, supported by strength in industrial production and exports. China’s high reliance on coal and renewables, as well as substantial oil stockpiles, limited the impact of higher global energy prices on the Chinese economy. US economy: continues to benefit from a major AI capex boom, benefiting demand for future-facing commodities, and supportive fiscal policy. Manufacturing surveys continue to signal firm growth, with the S&P and ISM Manufacturing PMIs over 52 in March. Iron ore • China’s Q1 crude steel and pig iron production declined by -1% compared to the prior year. Ex- China, steel output was on a trajectory of gradual recovery (up 1% YoY during January and February), before being disrupted by events in the Middle East. • China’s steel exports declined by 10% YoY in Q1, in part due to a new licensing regime which came into effect on 1 January. Steel trade-flows began to be redirected due to the Middle East conflict, given the region’s significant imports and exports. • On seaborne iron ore supply, multiple cyclones disrupted Australian operations while heavy rainfall in Brazil slowed production and shipments. The major producers’ aggregate shipments declined by -17% QoQ and were flat YoY. • Higher energy costs are resulting in a lifting of the global iron ore cost curve, particularly for higher cost suppliers whose cost base is typically more sensitive to the diesel price. Copper • London Metal Exchange (LME) copper prices climbed to a record high of $6.28/lb in late January supported by a weaker US dollar, positive sentiment around AI-driven electricity demand and market expectations of limited supply growth in 2026. • LME copper retreated to $5.52/lb by quarter end amidst a broader market sell-off in response to the war in the Middle East but recovered to $6.00/lb by mid-April. Although the war has had limited direct impact on copper supply or demand, some copper leaching operations in Africa and the Americas face disrupted supply of sulphuric acid. • The US continues to import more copper cathode than is required to meet demand. This is despite the Chicago Mercantile Exchange (CME) price now trading at close to parity with the LME price, as markets await clarity on a potential future refined copper import tariff. • The copper concentrate market remained extremely tight in Q1, with spot treatment and refining charges ending he quarter at a record low of -$95/t. Aluminium • The Middle East conflict has removed significant ex-China aluminium supply, with smelter curtailments resulting in expectations of an enhanced global deficit in 2026. • Logistics and bauxite supply disruptions (Strait of Hormuz, war risk insurance) lifted seaborne freight costs and China bauxite CIF prices towards the end of the quarter. In addition, prices were supported on higher Guinean export control uncertainty. • The LME price rallied in Q1 reaching nearly four-year highs in March, driven by supply disruption in the Middle East which accounts for 23% of ex-China production. Visible aluminium inventories tightened outside China as demand held broadly stable. Spot market premiums rallied in Japan and Europe; the US Midwest duty paid premium ended the quarter at a record high of $2,523/t. • Australian FOB alumina price remained subdued in Q1 due to weaker Middle East alumina demand and higher output in Indonesia and China. Alumina stocks remained elevated in China. Rio Tinto | First quarter operations review 3

Lithium

- Lithium carbonate prices continued to rally in Q1, driven by growing expectations of market tightness in 2026 amid strong demand for Battery Energy Storage Systems (BESS), policy-related mine curtailments in China and export restrictions in Zimbabwe.
- Global EV sales were down 8% YoY YTD February following a pullback in policy support in China and the US.

Index prices	Start of Q1 (02/01/26)	End of Q1 (31/03/26)	*% change Start - End Q1*	Q4 2025 average	Q1 2026 average	*% change QoQ*
Iron ore ($/dmt CFR China)[1,2]	106	108	**+2 %**	103	104	**— %**
Copper (LME spot, c/lb)	570	552	**(3)%**	503	583	**+16 %**
Aluminium (LME spot, $/t)	2,986	3,585	**+20 %**	2,827	3,199	**+13 %**
Lithium carbonate (spot, $/t CIF China, Japan & Korea)[3]	14,500	21,000	**+45 %**	10,534	19,427	**+84 %**

[1] Monthly average Platts (CFR) index for 61% iron fines from 1 January 2026.
[2] Monthly average Platts (CFR) index for 62% iron fines in 2025, is adjusted to 61% Fe equivalent by deducting the Platts published 61/62% Fe Transitional Basis Spread.
[3] Fastmarkets index for Lithium carbonate min 99.5% Li_2CO_3 battery grade.

Rio Tinto | First quarter operations review 4

5. Iron Ore

Pilbara operations

Rio Tinto share of production (Wet million tonnes)	Q1 2026	vs Q1 2025
Pilbara Blend and SP10 Lump[1]	**22.3**	+15%
Pilbara Blend and SP10 Fines[1]	**31.5**	+13%
Robe Valley Lump	**1.5**	0%
Robe Valley Fines	**2.1**	+4%
Yandicoogina Fines (HIY)	**10.4**	+11%
Total Pilbara production	**67.8**	+13%
Total Pilbara production (100% basis)	**78.8**	+13%

Rio Tinto share of sales (Wet million tonnes)	Q1 2026	vs Q1 2025
Pilbara Blend Lump	**15.0**	+53%
Pilbara Blend Fines	**27.8**	+48%
Robe Valley Lump	**1.2**	+1%
Robe Valley Fines	**2.3**	+2%
Yandicoogina Fines (HIY)	**8.5**	-9%
SP10 Lump[1]	**2.7**	-66%
SP10 Fines[1]	**3.7**	-67%
Total Pilbara sales[2]	**61.2**	+1%
Total Pilbara sales (100% basis)[2]	**72.4**	+2%
Total Pilbara sales (consolidated basis)[2, 3]	**63.0**	+1%

Production figures are sometimes more precise than the rounded numbers shown, hence small rounding differences may appear.
[1] SP10 includes other lower grade products.
[2] Sales includes material shipped from the Pilbara to our portside trading facility in China which may not be sold onwards by the group in the same period.
[3] While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

- **Q1 production:** Second highest Q1 since 2018 and up 13% YoY, driven by continued investment in mine health and productivity, and fewer weather impacts.
- **Q1 sales:** Up 2% YoY, driven by strong mine performance. Tropical Cyclones Mitchell (February) and Narelle (March) impacted shipments by approximately 8 Mt, with effects extending into early Q2. Around half of weather losses are expected to be recovered. SP10 represented 12% of total sales, in line with Q4 2025.
- **Q1 sales**: 8% of sales priced by reference to the prior quarter's average index lagged by one month, remainder sold either on current quarter average, month average or on the spot market.
  - 25% of sales were made on a free on board (FOB) basis, with remainder sold including freight.
- **Q1 portside sales in China:** 2.6 Mt (8.6 Mt in Q1 2025)
  - 100% of our portside sales were either screened or blended in Chinese ports.
  - End-March inventory levels at portside were 6.6 Mt, including 3.2 Mt of Pilbara product.

Rio Tinto | First quarter operations review 5

Iron Ore Company of Canada (IOC)

Production and sales (Wet million tonnes)	Q1 2026	vs Q1 2025
Pellets and concentrate production (Rio Tinto Share)	**2.0**	-13%
Pellets and concentrate production (100%)	**3.4**	-13%
Pellets and concentrate sales[1] (100%)	**3.3**	-3%

[1] Sales includes material shipped from IOC to our portside trading facility in China which may not be sold onwards by the group in the same period.

- **Q1 production:** Down 13% YoY, due to adverse weather and ongoing challenges with mine and asset health. In particular, mine equipment reliability, while improving, is a critical focus.
- **Q1 sales:** Down 3% YoY due to lower concentrator feed.

Simandou

Production and sales (Wet million tonnes) [1, 2]	Q1 2026	vs Q1 2025
Fines production (Rio Tinto share)	**0.3**	NA
Fines production (100%)	**0.6**	NA
Fines sales (100%)	**0.0**	NA

[1] Simandou production represents crushed ore at the SimFer mine gate before train loading.
[2] Simandou sales will represent ore which has been through tertiary crushing in China and collected by the customer. There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China and tertiary crushing in China, and collection of final product by the customer.
[3] 2.3 Mt (100% SimFer) of crushed iron ore (1 Mt, Rio Tinto share) was produced in 2025 and was recorded for the first time in Q4 2025.

- **Q1 production:** Following the tragic fatality, mine operations were progressively resumed over one month. Ore continues to be crushed utilising temporary crushing facilities, with first ore expected through permanent crushing facilities in H2 2026. As at the end of Q1, 2.1Mt (100%) of crushed ore has been stockpiled at the mine gate ready for loading.
- **Q1 sales:** 0.6 Mt (100%) was shipped to China during the quarter. First sales have been realised in April.

Rio Tinto | First quarter operations review 6

6. Aluminium & Lithium

Aluminium

Rio Tinto share of production ('000 tonnes)	Q1 2026	vs Q1 2025
Bauxite	**13,281**	-11%
Bauxite third party shipments	**9,018**	-8%
Alumina[1]	**2,038**	+6%
Aluminium	**835**	+1%
Recycled aluminium	**61**	-8%

[1] As stated in Q1 2025, following sanction measures by the Australian Government, Rio Tinto has taken on 100% of capacity of Queensland Alumina Limited (QAL). With the end of the QAL participation agreement at the end of December 2024, QAL and Rio Tinto have entered into a new two-year tolling agreement for 100% of the capacity, effectively making QAL a tolling entity exclusively for Rio Tinto. This additional output is excluded from the production tables in 2025; however, for 2026, we have now included QAL on a 100% basis.

Bauxite

- **Q1:** Production was mainly affected by significant weather disruption at Weipa in January and February (record rainfall for the past decade), followed by shutdowns at Weipa and Gove in March due to Cyclone Narelle (0.9 Mt production impact). Despite these impacts, production guidance remains unchanged.

Alumina

- **Q1:** Strong performance, with QAL now included at 100% (from 80% in 2025), partly offset by weather-related disruption across the Pacific refineries.

Aluminium

- **Q1:** Production remained resilient, despite planned ramp-down at Arvida, demonstrating underlying portfolio improvement.
  - **Kitimat:** Continued ramp-up following improved hydrological conditions and power supply which resulted in improved operational performance.
  - **NZAS:** Production rates remain high following full ramp-up in Q4 2025.
  - **Arvida:** One potline successfully closed in March, with the two remaining potlines to close by year-end as AP60 ramps up following first hot metal in March.
- **At Boyne Smelters Limited** (BSL), we secured a landmark A$2 billion joint funding package from the Queensland and Australian Governments, alongside new renewable power arrangements, to extend operations to at least 2040.

Tariffs

- **Q1:** All produced metal was shipped, with sales pricing, product mix, and shipping destinations flexed to optimise outcomes in a changing market environment. Total tariff costs decreased in Q1, primarily reflecting lower total shipments to the US (273 kt vs 303 kt in Q4), including both tariff-impacted and exempt products.

	H1 2025	H2 2025	Q4 2025	Q1 2026
Total RTA shipments - US destination, kt[1]	723	630	303	273
Total RTA tariff cost, $m	321	709	416	362
Average mid-west premium duty paid[2], $/tonne	855	1,731	1,899	2,294
Average realised tariff costs - US destination, $/tonne	444	1,126	1,371	1,327

[1] Including both tariff impacted and exempt products.

[2] Mid-west premium duty paid applies to approximately 40% of our total volumes.

Rio Tinto | First quarter operations review 7

Recycled aluminium

- **Q1:** Recycled aluminium production was relatively stable QoQ. Production remained below Q1 2025, reflecting changes made in the downstream operating footprint from Q2 2025.

Lithium

Rio Tinto share of production ('000 tonnes)	Q1 2026	Q1 2025[2]
Lithium carbonate	12.4	NA
Lithium hydroxide	5.5	NA
Spodumene	—	NA
Other specialities (LCE)	0.8	NA
Total lithium carbonate equivalent (LCE) production[1,2]	**12.7**	NA

[1] The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

[2] 2025 first quarter lithium carbonate equivalent production from Arcadium was 17.2kt (20.0kt on a 100% basis) of which 5.6kt was produced since completion of the acquisition in March (6.5kt on a 100% basis), lithium carbonate equivalent shipments from Arcadium was 12.1kt (15.2kt on a 100% basis) of which 3.8kt was shipped since completion of the acquisition in March 2025 (5.0kt on a 100% basis). Rincon production is now included in Q1 2026.

- **Q1:** Lithium carbonate equivalent (LCE) production was lower YoY, primarily reflecting that Mt Cattlin was in operation in Q1 2025 (now in care and maintenance since end of March 2025).
  - **Olaroz:** Impacted by early-year heavy rainfall along with subsequent low evaporation rates.
  - **Fenix:** Affected by weather but to a lesser extent than in Q1 2025.
  - **Rincón starter plant:** Continued to ramp up and delivered higher output versus the previous quarter, partially offsetting weather-related disruptions.

Rio Tinto | First quarter operations review 8

7. Copper

Rio Tinto production[1] ('000 tonnes)	Q1 2026	vs Q1 2025
Copper		
Kennecott - Refined metal[2]	34	-20%
Escondida - Metal in concentrates	77	-14%
Escondida - Refined metal	16	+21%
Oyu Tolgoi - Metal in concentrates	102	+56%
Total copper production (consolidated basis[1])	229	+9%

[1] Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
[2] We continue to process third party concentrate to optimise smelter utilisation, including 7 thousand tonnes of cathode produced from purchased concentrate in Q1 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Kennecott

- **Q1: L**ower cathode production due to low anode inventory impacted by unplanned maintenance at the smelter. Lower concentrator throughput from geotechnical constraints partially offset by slightly higher recoveries.
- **YoY:** Lower cathode production due to low anode inventory, which was impacted by unplanned maintenance at the smelter. Higher concentrator throughput combined with higher grades partially offset by lower recovery rates.

Escondida

- **Q1:** Lower production driven by planned lower copper grades in line with mine sequencing and lower throughput, partially offset by improved Full Sal[1] cathode production.
- **YoY:** Lower production driven mainly by planned lower ore grades in line with mine sequence, partially mitigated by higher throughput, better recoveries and increased cathode output.

Oyu Tolgoi

- **Q1:** Slightly lower production due to planned shutdown leading to lower ore milled, partly offset by modestly higher combined headgrade and recovery rates.
- **YoY:** Increased contribution from underground material supported by the conveyor to surface, combined with higher grades from the open pit and underground. The full commissioning of the concentrator conversion (including ball mill 5) and optimised blending of open pit ores lifted copper and gold recoveries by 6 and 8 percentage points, respectively, YoY.
- Production ramp-up remains on track to reach an average of around 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) from 2028 to 2036[2], inclusive of ongoing sustaining capital expenditure associated with ramp-up activities.
- Our engagement with the Government continued, including for the Entrée licence transfer. We continue to maintain flexibility and options in the mine plan, including bringing Panel 1 or Panel 2 South into production first, depending on the timing of the licence transfer.

[1] Full SaL is a processing technology that allows the extraction of copper using chlorine-assisted leaching predominantly for sulphidic material. [2] The ~500 thousand tonnes per annum copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the ASX dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed.

Rio Tinto | First quarter operations review 9

8. Borates, TiO2 and diamonds Rio Tinto share of production (’000 tonnes) Q1 2026 vs Q1 2025 Borates - B2O3 content 128 +9 % Titanium dioxide slag - TiO2 218 -2 % Rio Tinto share of production (‘000 carats) Q1 2026 vs Q1 2025 Diamonds 1,041 +11 % We are advancing our strategic reviews and are now actively testing the market for our Borates business and evaluating our options for Rio Tinto Iron & Titanium. Borates • Q1: Achieved solid production supported by strong market conditions. Iron & Titanium • Q1: Aligned production to market demand. We continue to operate six (of nine) furnaces in Quebec and three (of four) furnaces at Richards Bay Minerals. Rio Tinto | First quarter operations review 10

9. Capital Projects

Project	**Total capital cost** (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Brockman (Brockman Syncline 1) **Location:** WA, Australia **Ownership:** 100% **Capacity:** 34 Mtpa **Approval:** March 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Brockman regions in WA.	$1.8bn	• Bulk earthworks progressed, with critical path items advancing and key areas handed over to the structural/mechanical construction contractor. • First production remains on track for 2027.
Project: Hope Downs 2 (incl. Bedded Hilltop) **Location:** WA, Australia **Ownership:** Rio Tinto (50%) and Hancock Prospecting (50%) **Capacity:** 31 Mtpa **Approval:** June 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Hope Downs 1 operation in WA.	$0.8bn (Rio Tinto share)	• Achieved first ore from Hope Downs 2 in February 2026 via road train, ahead of schedule. • Main construction activities continue to progress in line with plan, including clearing and installation of tunnel segments over the rail line. • First production from haulage remains on track for 2027.
Project: West Angelas Sustaining **Location:** WA, Australia **Ownership:** Rio Tinto (53%), Mitsui Iron Ore (33%) and Nippon Steel (14%) **Capacity:** 35 Mtpa **Approval:** October 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the West Angelas hub in WA.	$0.4bn (Rio Tinto share)	• Construction activities progressed in line with schedule. • First production remains on track for 2027.

Rio Tinto | First quarter operations review 11

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Simandou **Location:** Guinea, Africa **SimFer mine ownership:** SimFer (85%), Government of Guinea (GoG) (15%) **SimFer mine capacity:** 60 Mtpa[1] (27 Mtpa RT share) **Approval:** July 2024 **Start date:** first shipment in December 2025 **To note:** Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[2] (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 Mtpa of iron ore mined by SimFer's and WCS's respective mining concessions.[3] The SimFer joint venture[4] will develop, own and operate a 60 Mtpa[1] mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.	$6.2bn (Rio Tinto share)	• **Ore continues being railed from the SimFer mine to the main rail line via the SimFer rail spur and shipped through the WCS port** while construction of the SimFer port is finalised. Commissioning of common rail infrastructure completed in Q1 2026, and we expect a 30 month ramp-up to full production rates during H2 2028. • **Non-managed infrastructure** – our partners confirm that construction is progressing well and is on track. • **SimFer mine[5] is progressing to plan**, with 74% completed – bulk earthworks and permanent process facilities construction continue. First ore is expected through the permanent crushing facilities in H2 2026, on schedule and aligned with plan. Ore continues to be crushed and stockpiled through the temporary crushers. • **SimFer rail spur is mechanically complete and in operation.** Full rail commissioning was achieved in Q1 2026. • **SimFer port continues to advance ahead of plan,** with 78% completed - fabrication of the transhipment vessels (TSV) is continuing with first TSV fit out works commenced. Three port ship loaders have arrived and been unloaded at the SimFer port. SimFer port commissioning is expected in Q1 2027. • **Workforce** across all the SimFer scope of mine, rail and port is 20,700 with 77% Guinean participation.
Aluminium		
Project: Low-carbon AP60 aluminium smelter **Location:** Quebec, Canada **Ownership:** Rio Tinto (100%) **Capacity:** Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum **Approval:** June 2023 **Start date:** First hot metal and commissioning achieved in March 2026, smelter fully ramped up by end of 2026. **To note:** The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which has been rescheduled to open in Q4 2026.	$1.5bn	• Construction activities progressed to be over 93% complete. • Energisation of the first substations successfully completed with the first hot metal milestone achieved in early March as planned. • Gross project costs have increased slightly by $122m to ~$1.5bn (previously ~$1.3bn) primarily due to challenges in construction productivity.
Lithium		
Project: Rincon expansion **Location:** Salta province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 60ktpa (battery grade lithium carbonate) **Approval:** December 2024 **Planned first production:** 2028 with three-year ramp-up to full capacity **To note:** Project consists of the 3ktpa starter plant and 57ktpa expansion program. The mine is expected to have a 40-year[5] life and operate in the first quartile of the cost curve.	$2.5bn	• Starter plant: commissioning completed in 2025, with ramp-up activities continuing to progress toward full capacity by the end of 2026. • Construction of full scale plant continues on schedule across key areas, including earthworks, camp expansion, concrete works, and installation of the 33kV power line.

Rio Tinto | First quarter operations review 12

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Lithium		
Project: Fenix expansion (1B) **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 10ktpa LCE (battery grade lithium carbonate) **Planned first production:** H2 2026 **To note:** product is carbonate, chloride	$0.7bn	• Project is mechanically complete. • First production remains on track for H2 2026.
Project: Sal de Vida **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 15ktpa LCE **Planned first production:** H2 2026 **To note:** product is carbonate	$0.7bn	• The project achieved mechanical completion and full commissioning in February 2026. • First commercial production remains on track for H2 2026.
Project: Nemaska Lithium **Location:** Quebec, Canada **Ownership:** Following the respective equity investments made by Rio Tinto and the Government of Québec, through Investissement Québec, in Nemaska Lithium since March 2025, Rio Tinto now holds a 53.9% stake in Nemaska Lithium, while the Government of Québec holds 46.1% of the company. **Capacity:** 28ktpa LCE (100%) **Planned first production:** 2028 **To note:** product is integrated lithium hydroxide.	$1.1bn (Rio Tinto share)	• **Bécancour hydroxide plant**: following the respective equity investments made by Rio Tinto and the Government of Québec since March 2025, Rio Tinto became the majority shareholder in Nemaska Lithium and assumed direct management responsibilities. • Rio Tinto completed an in-depth review of the Bécancour project, working closely with the Nemaska Lithium team, and decided to slow the pace of construction during 2026. This will allow the combined project teams to complete the optimisation work required to strengthen the execution plan and support the project's long term success. • Some activities at the Bécancour site will continue during the optimisation period, while others will be paused or deferred, with a temporary reduction in contractor workforce levels. • Construction is expected to ramp up again once the optimisation work is completed, and no major changes to the project's overall timeline are anticipated. • Rio Tinto remains committed to the Bécancour project. Engineering for the Bécancour facility has been completed and construction is now more than 70% advanced. • **Whabouchi and Galaxy mines**: we are undertaking a strategic business and capital discipline review with our partners in Canada to decide which of the two mines we will develop. We expect to make a decision in H1 2026, to ensure an integrated solution for spodumene supply to Bécancour is available by 2028.
Copper		
Project: Kennecott open pit extension **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Approval:** 2019 **To note:** The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.	$1.8bn	• Stripping will continue through 2027 with sustainable ore production from the second phase of the pushback expected to be reached in H2 2027.

Rio Tinto | First quarter operations review 13

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Project: Kennecott North Rim Skarn (NRS) underground development[6] **Location:** Utah, United States **Ownership**: Rio Tinto (100%) **Capacity:** around 250 kt through to 2033[7] **Approval:** June 2023 **First production:** Achieved Q4 2025 **To note:** Original approval for $0.5bn with a further $0.1bn approved in December 2024 for additional infrastructure and geotechnical controls.	$0.6bn	• The ramp-up in the quarter was as planned until the tragic fatality on 12 March, following which underground mining was suspended with a staged restart commencing from 16 April.
Iron and Titanium		
Project: Zulti South **Location:** Richards Bay, South Africa **Ownership:** Rio Tinto (74%), Blue Horizon Investments (24%) and Employee Share Participation Trust (ESPS) (2%) **Capacity:** Extend mine life to 2050 **Approval:** March 2026 **Planned first production:** Q4 2028 **To note:** Construction commenced in H1 2026 and will take 30 months to be completed with initial commercial production expected in Q4 2028. This first phase will support RBM's supply of zircon and ilmenite, while the second phase will follow as part of the long-term development strategy.	$0.35bn (Rio Tinto share)	• Approval received in March for a $473m (100% basis) investment to extend mine life through to 2050. • China Harbour Engineering Company (CHEC) has been appointed as the EPC contractor for the construction of Zulti South. • Early works construction activities expected to commence in Q2 2026.

1. *The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled "Investor Seminar 2023". Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.*

2. *WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%.*

3. *WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines.*

4. *SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer's scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of La Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations.*

5. *The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled "Rincon Project Mineral Resources and Ore Reserves: Table 1". Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Capacity of 60ktpa is comprised of 3ktpa starter plant, 50ktpa full scale plant and 7ktpa additional optimisation.*

6. *The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves.*

7. *The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US". All material assumptions underpinning that production target continue to apply and have not materially changed.*

Rio Tinto | First quarter operations review 14

10. Future Projects Project Status Iron Ore: Pilbara brownfields Location: WA, Australia Ownership: Rio Tinto (100%) Capacity: over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines. • The four major replacement mines are currently ramping up or under construction. • The Greater Nammuldi replacement project has been optimised as a low-cost mine extension. • Medium-term guidance of 345-360Mt per year remains unchanged. Iron Ore: Rhodes Ridge Location: WA, Australia Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%)1 Capacity: 40 to 50 Mtpa First ore: end of decade To note: The Rhodes Ridge Joint Venture has approved a feasibility study to progress development of the first phase of the Rhodes Ridge project. The feasibility study will assess development of an operation with initial annual production capacity of 40 to 50 Mtpa, and has commenced in Q1 2026, as planned, and expected to conclude in 2029. The development will use Rio Tinto’s rail, port and power infrastructure. Following completion of the pre-feasibility study and with the environmental referral planned, we aim to progress toward reporting an initial Ore Reserve for Rhodes Ridge in 2026, contingent on continued review of all relevant modifying factors. • The feasibility study remains on track to be completed in 2029 subject to relevant approvals. Aluminium: Arctial partnership Location: Finland To note: Partnership agreement with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry- leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada. • Arctial JV was formally established in Q2 2025 and a pre- feasibility study and environmental impact assessment study were conducted during the remainder of 2025. • The JV partners have reviewed the outcome of the pre- feasibility study during Q1 2026 and are currently planning the next phase of work for further development of the project. Lithium Location: Argentina • Developing the blueprint in 2026 for two future hubs, targeting $30/kg capital intensity with a 30-month timeline for development and <$5/kg C1 operating costs. Location: Atacama region, Chile To note: • Binding agreement to form a joint venture (JV) with Codelco to develop and operate the high-grade Salar de Maricunga project. • Binding agreement with ENAMI to form a JV to develop the Salares Altoandinos project. • Expected agreement closure now within 2026 (for both Maricunga and Altoandinos), subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions. Rio Tinto | First quarter operations review 15

Project Status Copper: Resolution Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona. • The congressionally mandated land exchange between Resolution Copper and the federal government is now complete, following a 13 March decision by the U.S. Court of Appeals for the Ninth Circuit. The court ruled in favour of Resolution Copper and the federal government, denying the plaintiffs’ request to stop the exchange. • The project has now exchanged more than 5,400 acres of environmentally and culturally sensitive land for inclusion in National Forests and National Conservation Areas, and in return, has received over 2,400 acres of land adjacent to the historic Magma copper mine. • Resolution Copper is planning to invest approximately $500m (Rio Tinto share $275m) over two years to support enabling works including surface drilling to collect additional resource information, funding to support Native American Tribes and local communities, as well as costs associated with the land exchange. The funds will also deliver upgrades to existing project infrastructure and initial underground development activities as well as approximately 100 new jobs. • Drilling is now underway to confirm grade and distribution of the resource that is now accessible with completion of the land exchange. Copper: Winu Location: WA, Australia Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%) To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. Project Agreement negotiations with Nyangumarta and the Martu Traditional Owner Groups remain our priority. • Advancing the feasibility study with an initial processing capacity development of up to 10Mtpa. The feasibility study is expected to be completed by the end of 2026. • Collaborative engagement with the Western Australia EPA is ongoing to finalise the Environmental Review Document for publication. • The project remains focused on finalising agreements with both the Nyangumarta and Martu Traditional Owner Groups by mid-2026. Copper: La Granja Location: Cajamarca, Peru Ownership: Rio Tinto (45%), First Quantum Minerals (55%) To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105m. It will invest up to a further $546m into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. • Evaluation of drill results is underway. An updated technical report on Resources is expected to be filed in the first half of 2026. • Progressing the feasibility study. 1 Mitsui holds its 40% interest through an entity named SPC Blue Pty Ltd and AMB holds its 10% interest through Rhodes Ridge Mining (No 1) Pty Ltd, a wholly owned subsidiary of Wright Prospecting Pty Ltd, that is managed and controlled by AMB. Rio Tinto | First quarter operations review 16

11. Exploration and evaluation Commodities Advanced projects Greenfield/ Brownfield programs QoQ change Iron Ore Pilbara, Australia Greenfield and Brownfield: Pilbara, Australia NA Bauxite Greenfield: Australia NA Lithium Greenfield: Australia and Rwanda Canada removed Copper Nuevo Cobre, Chile Comita, Colombia Greenfield: Angola, Australia, Canada, Chile, China, Colombia, Kazakhstan, Laos, Peru, Papua New Guinea, Serbia1, USA and Zambia Added Greenfield Canada Other Chiri, Angola (diamonds) Kasiya1, Malawi (titanium) NA 1 Non-operated. • Overall, Rio Tinto has a strong portfolio of exploration projects with activity in 15 countries across six commodities. We continue to sharpen and focus and simplify the portfolio. Rio Tinto | First quarter operations review 17

12. First quarter public releases 8 January 2026 | Statement regarding Glencore plc (“Glencore”) 15 January 2026 | Rio Tinto and BHP explore collaboration to mine up to 200 million tonnes of Pilbara iron ore 15 January 2026 | Rio Tinto and Amazon Web Services collaborate to bring low-carbon Nuton copper to U.S. data centres 20 January 2026 | Rio Tinto expands solar power capacity at Kennecott 30 January 2026 | Rio Tinto strengthens its global low-carbon aluminium footprint through joint acquisition with Chalco of Votorantim's interest in CBA 3 February 2026 | Rio Tinto and Groupe CH launch “Forged here” celebrating the people and communities behind Quebec-made aluminium 5 February 2026 | No intention to bid statement 12 February 2026 | Rio Tinto executive team change 15 February 2026 | Fatal incident at Simandou project 18 February 2026 | Rio Tinto assumes majority interest and management responsibilities at Nemaska Lithium 19 February 2026 | Rio Tinto Annual Results 2025 27 February 2026 | Tłı̨chǫ Government and Diavik Diamond Mine sign closure agreement in Behchokǫ̀ 2 March | Rio Tinto advances gallium metal R&D project in partnership with the Government of Canada 2 March 2026 | Rio Tinto approves Zulti South investment of $473 million and lifts project suspension 4 March 2026 |Rio Tinto and WA Government partner to expand Dampier Seawater Desalination Plant 11 March 2026 | Rio Tinto secures $1.175 billion financing package for Rincon lithium project in Argentina 12 March 2026 | Fatal incident at Rio Tinto Kennecott 12 March 2026 | Rio Tinto and Prysmian partner to deliver innovative low-carbon aluminium solutions for the data centre market 13 March 2026 | Update on the Nemaska Lithium Bécancour project 16 March 2026 | Resolution Copper completes historic land exchange 25 March 2026 | Rio Tinto, Queensland and Commonwealth secure long-term future for Boyne aluminium smelter at Gladstone 26 March 2026 | Rio Tinto's Diavik diamond mine delivers its final production 26 March 2026 | Rio Tinto releases details of $9.9 billion of taxes and royalties paid in 2025 27 March 2026 | Rio Tinto boosts 2025 Australian supplier spend to record A$19.7 billion 27 March 2026 |Rio Tinto spends record A$12 billion with Western Australian suppliers in 2025 30 March 2026 | Rio Tinto provides Iron Ore update following Tropical Cyclone Narelle Rio Tinto | First quarter operations review 18

Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454 Media Relations, Canada Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State Forward-looking statement This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, production guidance, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. A discussion of the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements can be found in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of the risk factors discussed in such documents, and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Rio Tinto | First quarter operations review 19

Rio Tinto production summary

Rio Tinto share of production

		Quarter					% change	
		Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**	Q1 26 vs Q1 25	Q1 26 vs Q4 25
Principal commodities								
Alumina	**('000 t)**	1,921	1,815	1,888	1,969	**2,038**	+6%	+3%
Aluminium (Primary)	**('000 t)**	829	842	857	852	**835**	+1%	-2%
Bauxite	**('000 t)**	14,966	15,644	16,392	15,397	**13,281**	-11%	-14%
Borates	**('000 t)**	117	132	128	124	**128**	+9%	+3%
Copper (consolidated)	**('000 t)**	210	229	204	240	**229**	+9%	-5%
Iron Ore (a)	**('000 t)**	62,408	73,548	74,168	80,515	**70,045**	+12%	-13%
Lithium carbonate equivalent (LCE)	**('000 t)**	17.2 (b)	12.2	12.5	15.4	**12.7**	NA (b)	-17%
Titanium dioxide slag	**('000 t)**	223	269	261	222	**218**	-2%	-2%
Other Metals & Minerals								
Diamonds	**('000 cts)**	942	1,238	1,137	1,112	**1,041**	+11%	-6%
Gold - mined	**('000 oz)**	78.7	112.9	120.8	151.9	**133.3**	+69%	-12%
Gold - refined	**('000 oz)**	34.0	32.1	19.4	31.3	**37.9**	+11%	+21%
Molybdenum	**('000 t)**	1.0	1.1	1.3	1.7	**2.5**	+142%	+50%
Salt	**('000 t)**	836	1,375	1,197	1,342	**951**	+14%	-29%
Silver - mined	**('000 oz)**	1,159	1,474	1,233	1,650	**1,777**	+53%	+8%
Silver - refined	**('000 oz)**	635	509	254	439	**632**	-1%	+44%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page or reported for the first time. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.
(a) Iron Ore production for Pilbara operations and Iron Ore Company of Canada refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents crushed ore at the SimFer mine gate before train loading: final (tertiary) crushing of Simandou ore takes place in China. There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China and tertiary crushing in China.
(b) 2025 first quarter lithium carbonate equivalent production from Arcadium was 17.2kt (20.0kt on a 100% basis) of which 5.6kt was produced since completion of the acquisition in March (6.5kt on a 100% basis), lithium carbonate equivalent shipments from Arcadium was 12.1kt (15.2kt on a 100% basis) of which 3.8kt was shipped since completion of the acquisition in March 2025 (5.0kt on a 100% basis).

Rio Tinto | First quarter operations review 20

Rio Tinto share of production

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
ALUMINA						
Production ('000 tonnes)						
Jonquière (Vaudreuil)	100 %	355	340	323	351	**349**
Jonquière (Vaudreuil) specialty Alumina plant	100 %	25	30	26	29	**28**
Queensland Alumina	80 %	685	699	697	710	**839**
São Luis (Alumar)	10 %	90	93	98	98	**98**
Yarwun	100 %	765	653	743	781	**724**
Rio Tinto total alumina production		1,921	1,815	1,888	1,969	**2,038**
ALUMINIUM						
Primary production ('000 tonnes)						
Australia - Bell Bay	100 %	46	48	49	48	**47**
Australia - Boyne Island	74 %	92	92	94	93	**91**
Australia - Tomago	52 %	72	73	75	76	**73**
Canada - six wholly owned	100 %	387	392	397	386	**378**
Canada - Alouette (Sept-Îles)	40 %	62	62	60	63	**63**
Canada - Bécancour	25 %	28	30	30	30	**29**
Iceland - ISAL (Reykjavik)	100 %	48	51	51	52	**52**
New Zealand - Tiwai Point	100 %	74	75	82	83	**82**
Oman - Sohar	20 %	20	20	20	20	**20**
Rio Tinto total primary aluminium production		829	842	857	852	**835**
Recycled production ('000 tonnes)						
Matalco	50 %	66	74	68	62	**61**
Rio Tinto total recycled aluminium production		66	74	68	62	**61**
BAUXITE						
Production ('000 tonnes) (a)						
Gove	100 %	3,141	3,303	3,244	3,040	**3,109**
Porto Trombetas	22 %	519	676	690	659	**523**
Sangaredi	(b)	2,290	2,028	1,671	1,676	**1,746**
Weipa	100 %	9,017	9,637	10,788	10,021	**7,903**
Rio Tinto total bauxite production		14,966	15,644	16,392	15,397	**13,281**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto | First quarter operations review 21

Rio Tinto share of production

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
BORATES						
Production ('000 tonnes B_2O_3 content)						
Rio Tinto Borates - borates	100 %	117	132	128	124	**128**
COPPER						
Mine production ('000 tonnes) (a)						
Bingham Canyon	100 %	27.5	40.7	18.5	38.4	**34.7**
Escondida	30 %	98.7	96.4	96.7	89.9	**88.7**
Oyu Tolgoi	66 %	43.0	57.3	58.9	68.6	**67.1**
Rio Tinto total mine production		169.3	194.4	174.1	196.9	**190.5**
Refined production ('000 tonnes)						
Escondida	30 %	13.6	14.6	14.0	14.0	**16.4**
Kennecott (b)	100 %	42.3	39.8	13.0	38.4	**34.0**
Rio Tinto total refined production		55.9	54.4	27.0	52.4	**50.5**
Copper production – consolidated basis ('000 tonnes)						
Kennecott (b) - Production of refined metal		42.3	39.8	13.0	38.4	**34.0**
Escondida - Mill production (metal in concentrates) (c)		88.7	87.3	88.3	83.9	**76.5**
Escondida - Refined production from leach plants		13.6	14.6	14.0	14.0	**16.4**
Oyu Tolgoi - Metal in concentrates		65.2	86.8	89.2	103.9	**101.6**
Rio Tinto total production - consolidated basis		209.8	228.5	204.4	240.3	**228.6**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 7 thousand tonnes of cathode produced from purchased concentrate in Q1 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

(c) Mill production was previously reported together with recoverable copper in ore stacked for leaching as mined production.

Rio Tinto | First quarter operations review 22

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
DIAMONDS						
Production ('000 carats)						
Diavik	100 %	942	1,238	1,137	1,112	**1,041**

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
GOLD						
Metal in concentrates production ('000 ounces) (a)						
Bingham Canyon	100 %	24.7	36.5	19.0	37.6	**36.3**
Escondida	30 %	13.4	12.1	10.6	9.6	**15.7**
Oyu Tolgoi	66 %	40.6	64.4	91.2	104.7	**81.2**
Rio Tinto total mine production		78.7	112.9	120.8	151.9	**133.3**
Refined production ('000 ounces)						
Kennecott (b)	100 %	34.0	32.1	19.4	31.3	**37.9**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 7 thousand tonnes of cathode produced from purchased concentrate in Q1 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | First quarter operations review 23

Rio Tinto share of production

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
IRON ORE						
Production ('000 tonnes) (a)						
Hamersley mines	(b)	49,637	57,422	58,574	63,972	**55,828**
Hope Downs	50 %	3,608	5,206	4,742	4,819	**4,074**
Iron Ore Company of Canada	59 %	2,317	2,488	2,348	2,187	**2,023**
Robe River - Pannawonica (Mesas J and A)	53 %	3,538	3,960	3,588	4,077	**3,618**
Robe River - West Angelas	53 %	3,308	4,472	4,917	4,436	**4,246**
Simandou	45% (g)	0	0	0	1,023	**257**
Rio Tinto iron ore production ('000 tonnes) (a)		62,408	73,548	74,168	80,515	**70,045**
Breakdown of Production:						
Pilbara Blend and SP10 Lump (c)		19,385	23,186	24,003	25,557	**22,326**
Pilbara Blend and SP10 Fines (c)		27,860	32,970	33,357	35,974	**31,468**
Robe Valley Lump		1,536	1,679	1,663	1,672	**1,539**
Robe Valley Fines		2,002	2,280	1,924	2,405	**2,079**
Yandicoogina Fines (HIY)		9,309	10,944	10,873	11,697	**10,354**
Pilbara iron ore production ('000 tonnes)		60,091	71,060	71,820	77,305	**67,766**
IOC Concentrate		948	1,179	936	785	**1,010**
IOC Pellets		1,369	1,309	1,411	1,402	**1,013**
IOC iron ore production ('000 tonnes)		2,317	2,488	2,348	2,187	**2,023**
Simandou iron ore production ('000 tonnes) (f)	45% (g)	0	0	0	1,023	**257**
Sales ('000 tonnes)						
Breakdown of Sales:						
Pilbara Blend Lump		9,775	11,159	17,668	19,081	**14,976**
Pilbara Blend Fines		18,825	21,520	33,353	34,602	**27,792**
Robe Valley Lump		1,159	1,385	1,330	1,371	**1,173**
Robe Valley Fines		2,232	2,638	2,233	2,615	**2,276**
Yandicoogina Fines (HIY)		9,350	10,636	10,764	12,421	**8,485**
SP10 Lump (c)		8,117	8,324	2,938	3,637	**2,744**
SP10 Fines (c)		11,405	12,459	3,155	4,975	**3,740**
Pilbara iron ore sales ('000 tonnes) (d)		60,862	68,120	71,441	78,702	**61,186**
Pilbara iron ore sales - consolidated basis ('000 tonnes) (d) (e)		62,537	69,985	73,431	80,586	**62,998**
IOC Concentrate		646	1,276	1,056	837	**676**
IOC Pellets		1,356	1,382	1,306	1,376	**1,258**
IOC Iron ore sales ('000 tonnes) (d)		2,001	2,658	2,363	2,212	**1,934**
Simandou iron ore sales ('000 tonnes) (h)	45% (g)	0	0	0	0	**0**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets. Iron Ore production for Pilbara operations and Iron Ore Company of Canada refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents crushed ore at the SimFer mine gate before train loading: final (tertiary) crushing of Simandou ore takes place in China. There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China and tertiary crushing in China.
(b) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(c) SP10 includes other lower grade products.
(d) Sales includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.
(e) While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.
(f) Simandou production represents crushed ore at the SimFer mine gate before train loading. Final crushing is undertaken in China, hence, Simandou mine gate production is not considered to be saleable production.
(g) Represents the Rio Tinto equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).
(h) Simandou sales will represent ore which has been through tertiary crushing in China and collected by the customer. There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China and tertiary crushing in China, and collection of final product by the customer.

Rio Tinto | First quarter operations review 24

Rio Tinto share of production

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
LITHIUM						
Production ('000 tonnes)						
Lithium carbonate	(a)	12.2	11.4	11.2	13.9	**12.4**
Lithium hydroxide	100 %	4.3	5.3	6.0	5.1	**5.5**
Spodumene	100 %	34.0	—	0.0	0.0	0.0
Other lithium specialities (LCE)	100 %	1.2	1.4	1.7	1.3	**0.8**
Total lithium carbonate equivalent (LCE) production (b)		17.2 (c)	12.2	12.5	15.4	**12.7**

(a) Lithium carbonate quantities reflect Rio Tinto's 66.5% ownership in Olaroz, 100% ownership in Fenix

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) 2025 first quarter lithium carbonate equivalent production from Arcadium was 17.2kt (20.0kt on a 100% basis) of which 5.6kt was produced since completion of the acquisition in March (6.5kt on a 100% basis), lithium carbonate equivalent shipments from Arcadium was 12.1kt (15.2kt on a 100% basis) of which 3.8kt was shipped since completion of the acquisition in March 2025 (5.0kt on a 100% basis).

MOLYBDENUM						
Mine production ('000 tonnes) (a)						
Bingham Canyon	100 %	1.0	1.1	1.3	1.7	**2.5**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

SALT						
Production ('000 tonnes)						
Dampier Salt	68 %	836	1,375	1,197	1,342	**951**
SILVER						
Metal in concentrates production ('000 tonnes) (a)						
Bingham Canyon	100 %	357	539	282	556	**536**
Escondida	30 %	536	572	583	653	**834**
Oyu Tolgoi	66 %	266	363	369	441	**406**
Rio Tinto total mine production		1,159	1,474	1,233	1,650	**1,777**
Refined production ('000 ounces)						
Kennecott (b)	100 %	635	509	254	439	**632**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(b) We continue to process third party concentrate to optimise smelter utilisation, including 7 thousand tonnes of cathode produced from purchased concentrate in Q1 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | First quarter operations review 25

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
TITANIUM DIOXIDE SLAG						
Production ('000 tonnes)						
Rio Tinto Iron & Titanium (a)	100 %	223	269	261	222	**218**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto percentage interest shown above is at 31 March 2026.

Rio Tinto | First quarter operations review 26

Rio Tinto operational data

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
ALUMINA						
Smelter Grade Alumina - Aluminium Group						
Alumina production ('000 tonnes)						
Australia						
Queensland Alumina Refinery - Queensland	80 %	856	874	871	887	**839**
Yarwun refinery - Queensland	100 %	765	653	743	781	**724**
Brazil						
São Luis (Alumar) refinery	10 %	901	926	984	984	**977**
Canada						
Jonquière (Vaudreuil) refinery - Quebec (a)	100 %	355	340	323	351	**349**

(a) Jonquière's (Vaudreuil's) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Speciality Alumina - Aluminium Group						
Speciality alumina production ('000 tonnes)						
Canada						
Jonquière (Vaudreuil) plant – Quebec	100 %	25	30	26	29	**28**

Rio Tinto percentage interest shown above is at 31 March 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | First quarter operations review 27

Rio Tinto operational data

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
ALUMINIUM						
Primary Aluminium						
Primary aluminium production ('000 tonnes)						
Australia						
Bell Bay smelter - Tasmania	100 %	46	48	49	48	**47**
Boyne Island smelter - Queensland	74 %	125	125	127	127	**124**
Tomago smelter - New South Wales	52 %	140	141	145	148	**141**
Canada						
Alma smelter - Quebec	100 %	119	120	122	123	**120**
Alouette (Sept-Îles) smelter - Quebec	40 %	155	154	149	158	**158**
Arvida smelter - Quebec	100 %	36	36	34	24	**20**
Arvida AP60 smelter - Quebec	100 %	15	15	15	16	**15**
Bécancour smelter - Quebec	25 %	113	120	118	119	**117**
Grande-Baie smelter - Quebec	100 %	56	56	58	58	**57**
Kitimat smelter - British Columbia	100 %	100	102	103	101	**105**
Laterrière smelter - Quebec	100 %	62	62	64	63	**62**
Iceland						
ISAL (Reykjavik) smelter	100 %	48	51	51	52	**52**
New Zealand						
Tiwai Point smelter	100 %	74	75	82	83	**82**
Oman						
Sohar smelter	20 %	99	101	101	100	**99**
Recycled Aluminium						
Recycled aluminium production ('000 tonnes)						
Matalco	50 %	132	147	135	124	**121**

Rio Tinto percentage interest shown above is at 31 March 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | First quarter operations review 28

Rio Tinto operational data

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
BAUXITE						
Bauxite production ('000 tonnes)						
Australia						
Gove mine - Northern Territory	100 %	3,141	3,303	3,244	3,040	**3,109**
Weipa mine - Queensland	100 %	9,017	9,637	10,788	10,021	**7,903**
Brazil						
Porto Trombetas (MRN) mine	22 %	2,357	3,071	3,134	2,997	**2,379**
Guinea						
Sangaredi mine (a)	23 %	5,089	4,506	3,712	3,725	**3,880**
Rio Tinto share of bauxite shipments						
Share of total bauxite shipments ('000 tonnes)		14,390	15,670	16,396	15,102	**13,427**
Share of third party bauxite shipments ('000 tonnes)		9,807	11,147	11,600	10,532	**9,018**

(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
BORATES						
US						
Borates ('000 tonnes) (a)	100 %	117	132	128	124	**128**

(a) Production is expressed as B_2O_3 content.

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
COPPER & GOLD						
Escondida	30 %					
Chile						
Sulphide ore to concentrator ('000 tonnes)		32,889	36,490	36,721	35,628	**34,225**
Average copper grade (%)		1.09	0.95	0.94	0.91	**0.88**
Contained copper ('000 tonnes)		295.6	291.0	294.2	279.7	**255.1**
Contained gold ('000 ounces)		44.5	40.3	35.3	31.9	**52.5**
Contained silver ('000 ounces)		1,787	1,906	1,942	2,176	**2,780**
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		33.5	30.3	28.1	20.0	**40.7**
Refined production from leach plants:						
Copper cathode production ('000 tonnes)		45.2	48.7	46.5	46.7	**54.8**
Sales of metals:						
Copper in concentrates ('000 tonnes) (b)		309	286	258	278	**252**
Copper cathode ('000 tonnes)		47	53	38	50	**50**
Gold ('000 ounces) (b)		45	40	35	32	**52**
Silver ('000 ounces) (b)		1,787	1,906	1,942	2,176	**2,780**

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
(b) Payable metals in concentrates

Rio Tinto percentage interest shown above is at 31 March 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | First quarter operations review 29

Rio Tinto operational data

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
COPPER & GOLD (continued)						
Kennecott						
Bingham Canyon mine	100 %					
Utah, US						
Ore treated ('000 tonnes)		9,339	10,630	5,928	11,249	**10,168**
Average ore grade:						
Copper (%)		0.35	0.45	0.37	0.41	**0.41**
Gold (g/t)		0.14	0.17	0.16	0.18	**0.17**
Silver (g/t)		1.81	2.21	2.11	2.31	**2.32**
Molybdenum (%)		0.029	0.031	0.047	0.027	**0.046**
Copper concentrates produced ('000 tonnes)		131	175	75	162	**152**
Average concentrate grade (% Cu)		21.0	23.3	24.6	23.2	**22.8**
Production of metals in copper concentrates:						
Copper ('000 tonnes) (a)		27.5	40.7	18.5	38.4	**34.7**
Gold ('000 ounces)		24.7	36.5	19.0	37.6	**36.3**
Silver ('000 ounces)		357	539	282	556	**536**
Molybdenum concentrates produced ('000 tonnes):		2.4	2.7	3.3	4.2	**5.7**
Molybdenum in concentrates ('000 tonnes)		1.0	1.1	1.3	1.7	**2.5**
Kennecott smelter & refinery	100 %					
Copper concentrates smelted ('000 tonnes)		163	123	131	194	**98**
Copper anodes produced ('000 tonnes) (b)		36.2	33.6	27.8	37.9	**19.7**
Production of refined metal:						
Copper ('000 tonnes) (c)		42.3	39.8	13.0	38.4	**34.0**
Gold ('000 ounces) (d)		34.0	32.1	19.4	31.3	**37.9**
Silver ('000 ounces) (d)		635	509	254	439	**632**
Sales of refined metal:						
Copper ('000 tonnes) (c)		40.7	41.7	10.2	41.9	**33.4**
Gold ('000 ounces)		33.6	30.8	17.7	29.7	**36.0**
Silver ('000 ounces)		625	500	230	427	**604**

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) We continue to process third party concentrate to optimise smelter utilisation, including 7 thousand tonnes of cathode produced from purchased concentrate in Q1 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.
(d) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 31 March 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | First quarter operations review 30

Rio Tinto operational data

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
COPPER & GOLD (continued)						
Oyu Tolgoi mine	66 %					
Mongolia						
Ore Treated ('000 tonnes) - Open Pit		7,469	6,836	7,282	7,926	**7,334**
Ore Treated ('000 tonnes) - Underground		2,434	3,198	2,870	3,406	**3,500**
Ore Treated ('000 tonnes) - Total		9,903	10,034	10,153	11,332	**10,834**
Average mill head grades:						
Open Pit						
Copper (%)		0.42	0.47	0.54	0.55	**0.54**
Gold (g/t)		0.25	0.37	0.58	0.62	**0.46**
Silver (g/t)		1.02	1.07	1.13	1.16	**1.08**
Underground						
Copper (%)		2.03	2.13	2.16	2.20	**2.16**
Gold (g/t)		0.55	0.61	0.63	0.59	**0.61**
Silver (g/t)		4.47	4.75	4.87	4.94	**4.81**
Total						
Copper (%)		0.82	1.00	1.00	1.05	**1.06**
Gold (g/t)		0.32	0.44	0.59	0.61	**0.51**
Silver (g/t)		1.87	2.24	2.19	2.29	**2.29**
Copper concentrates produced ('000 tonnes)		303.4	381.6	394.9	464.3	**465.3**
Average concentrate grade (% Cu)		21.5	22.7	22.6	22.4	**21.8**
Production of metals in concentrates:						
Copper in concentrates ('000 tonnes)		65.2	86.8	89.2	103.9	**101.6**
Gold in concentrates ('000 ounces)		61.5	97.5	138.2	158.6	**123.1**
Silver in concentrates ('000 ounces)		403	550	559	668	**616**
Sales of metals in concentrates (a):						
Copper in concentrates ('000 tonnes)		57.7	86.4	80.9	92.4	**105.1**
Gold in concentrates ('000 ounces)		55.8	92.8	121.2	144.2	**137.5**
Silver in concentrates ('000 ounces)		338	514	474	557	**614**

(a) Sales of metals in concentrates refer to the payable metals in concentrates collected by customers from the Mongolia/China border.

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
DIAMONDS						
Diavik Diamonds	100 %					
Northwest Territories, Canada						
Ore processed ('000 tonnes)		394	511	515	489	**442**
Diamonds recovered ('000 carats)		942	1,238	1,137	1,112	**1,041**

Rio Tinto percentage interest shown above is at 31 March 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | First quarter operations review 31

Rio Tinto operational data

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
IRON ORE						
Rio Tinto Iron Ore						
Western Australia						
Pilbara Operations						
Saleable iron ore production ('000 tonnes)						
Hamersley mines	(a)	49,637	57,422	58,574	63,972	**55,828**
Hope Downs	50 %	7,216	10,413	9,484	9,639	**8,148**
Robe River - Pannawonica (Mesas J and A)	53 %	6,676	7,471	6,769	7,693	**6,826**
Robe River - West Angelas	53 %	6,242	8,437	9,276	8,370	**8,011**
Total production ('000 tonnes)		69,771	83,743	84,104	89,674	**78,813**
Breakdown of total production:						
Pilbara Blend and SP10 Lump (b)		22,452	27,374	28,545	29,678	**26,031**
Pilbara Blend and SP10 Fines (b)		31,334	37,954	37,917	40,606	**35,603**
Robe Valley Lump		2,899	3,169	3,138	3,155	**2,903**
Robe Valley Fines		3,778	4,303	3,631	4,538	**3,923**
Yandicoogina Fines (HIY)		9,309	10,944	10,873	11,697	**10,354**
Breakdown of total shipments:						
Pilbara Blend Lump		11,997	12,967	21,142	21,362	**16,799**
Pilbara Blend Fines		22,434	25,849	38,477	39,448	**32,170**
Robe Valley Lump		2,187	2,614	2,510	2,588	**2,214**
Robe Valley Fines		4,211	4,977	4,214	4,934	**4,294**
Yandicoogina Fines (HIY)		9,350	10,636	10,764	12,421	**8,485**
SP10 Lump (b)		8,806	9,216	3,643	4,720	**3,996**
SP10 Fines (b)		11,755	13,629	3,597	5,787	**4,430**
Total shipments ('000 tonnes) (c)		70,740	79,887	84,346	91,259	**72,387**

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
Iron Ore Company of Canada	59 %					
Newfoundland & Labrador and Quebec in Canada						
Saleable iron ore production:						
Concentrates ('000 tonnes)		1,614	2,008	1,594	1,337	**1,720**
Pellets ('000 tonnes)		2,331	2,229	2,403	2,388	**1,724**
IOC Total production ('000 tonnes)		3,945	4,237	3,998	3,725	**3,444**
Shipments:						
Concentrates ('000 tonnes)		1,100	2,173	1,799	1,425	**1,151**
Pellets ('000 tonnes)		2,308	2,353	2,225	2,343	**2,143**
IOC Total Shipments ('000 tonnes) (c)		3,408	4,526	4,024	3,768	**3,294**
Simandou	45% (e)					
Simandou iron ore production ('000 tonnes) (d)		0	0	0	2,271	**570**
Simandou iron ore sales ('000 tonnes)		0	0	0	0	**0**
Global Iron Ore Totals						
Iron Ore Sales ('000 tonnes) (f)		74,148	84,414	88,369	95,027	**75,681**
Iron Ore Production ('000 tonnes) (g)		73,716	87,980	88,102	95,670	**82,828**

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(b) SP10 includes other lower grade products.

(c) Sales includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.

(d) Simandou production represents crushed ore at the SimFer mine gate before train loading. Final crushing is undertaken in China, hence, Simandou mine gate production is not considered to be saleable production. There is 2.1wmt (100% SimFer) stockpiled ore at the Simfer mine gate.

(e) Represents Rio Tinto's equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).

(f) Includes all shipments from Pilbara and IOC, including those to our Portside trading business; Excludes shipments from our Portside trading business. Simandou sales will represent ore which has been through tertiary crushing in China and collected by the customer. There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China and tertiary crushing in China, and collection of final product by the customer.

Rio Tinto | First quarter operations review 32

(g) Iron Ore production for Pilbara operations and Iron Ore Company of Canada refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents crushed ore at the SimFer mine gate before train loading: final (tertiary) crushing of Simandou ore takes place in China. There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China and tertiary crushing in China and collection of final product by the customer. Rio Tinto percentage interest shown above is at 31 March 2026. The data represents production and sales on a 100% basis unless otherwise stated. Rio Tinto | First quarter operations review 33

Rio Tinto operational data

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
LITHIUM						
Lithium production ('000 tonnes)						
Lithium carbonate (a)	(a)	15.0	13.9	13.9	16.9	**14.9**
Lithium hydroxide	100 %	4.3	5.3	6.0	5.1	**5.5**
Spodumene	100 %	34.0	0.0	0.0	0.0	**0.0**
Other lithium specialities (LCE)	100 %	1.2	1.4	2.1	0.9	**0.8**
Total lithium carbonate equivalent (LCE) production (b)		20.0 (c)	14.7	15.2	18.4	**15.3**
Third party shipments ('000 tonnes)						
Lithium carbonate (a)	(a)	9.6	6.2	11.5	14.9	**9.8**
Lithium hydroxide	100 %	2.7	4.9	4.7	6.4	**4.1**
Spodumene	100 %	19.6	22.6	30.6	0.0	**0.0**
Other lithium specialities (LCE)	100 %	0.5	0.5	0.4	0.5	**0.6**
Total lithium carbonate equivalent shipments ('000 LCE)		15.2 (c)	14.2	20.2	21.4	**14.0**

(a) Lithium carbonate quantities reflect our 100% share of Olaroz shipments, of which Rio Tinto's ownership is 66.5%.

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) Full first quarter lithium carbonate equivalent production from Arcadium was 17.2kt (20.0kt on a 100% basis) of which 5.6kt was produced since completion of the acquisition in March (6.5kt on a 100% basis). Full first quarter lithium carbonate equivalent shipments from Arcadium was 12.1kt (15.2kt on a 100% basis) of which 3.8kt was shipped since completion of the acquisition in March (5.0kt on a 100% basis).

	Rio Tinto interest	Q1 2025	Q2 2025	Q3 2025	Q4 2025	**Q1 2026**
SALT						
Dampier Salt (a)	68 %					
Western Australia						
Salt production ('000 tonnes)		1,223	2,012	1,751	1,963	**1,392**
TITANIUM DIOXIDE SLAG						
Rio Tinto Iron & Titanium	100 %					
Canada and South Africa						
(Rio Tinto share) (a)						
Titanium dioxide slag ('000 tonnes)		223	269	261	222	**218**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

Rio Tinto percentage interest shown above is at 31 March 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | First quarter operations review 34